Exhibit 99.1

New Gold Announces Redemption of 5% Subordinated Convertible Debentures

October 11, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) announces that on November 20, 2012 (“Redemption Date”), the company will redeem all of its outstanding 5% subordinated convertible debentures due June 28, 2014 (CUSIP 644535AB2 and ISIN 644535AB24) ("Debentures"). The aggregate principal amount of the Debentures currently outstanding is C$55 million. New Gold is able to redeem the Debentures early as its share price has traded at a 25% premium to the C$9.35 per share conversion price for a period of 30 days on a volume weighted average basis. As a result of the early redemption, New Gold eliminates the requirement to repay C$55 million in debt in mid-2014, as well as the interest payments that would have been incurred in the period between redemption and June 28, 2014.

“We are proud that the strong performance of our equity has put us in a position to redeem the Debentures well in advance of their mid-2014 due date,” stated Brian Penny, Chief Financial Officer. “The early redemption further simplifies our balance sheet and enhances our financial flexibility.”

On redemption, New Gold will issue to the registered holders of the Debentures, for each C$1,000 principal amount of Debentures held, that number of common shares ("Common Shares") obtained by dividing such principal amount by 95% of the current market price (“Current Market Price”) of the Common Shares on the Redemption Date. No fractional Common Shares will be issued and in lieu, the cash equivalent will be determined and paid on the basis of the Current Market Price on the Redemption Date. The Current Market Price is defined as the weighted average trading price per Common Share on the Toronto Stock Exchange for the 30 consecutive trading days ending five trading days before the Redemption Date. All accrued interest will be paid in cash.

Holders may convert their Debentures into Common Shares at a conversion price of C$9.35 per Common Share at any time prior to 5:00 p.m. (PST) on November 19, 2012. Cash will be paid in lieu of fractional shares. As of 5:00 p.m. (PST) on the Redemption Date, any outstanding Debentures shall be redeemed. If 100% of the Debentures are converted into Common Shares prior to redemption, New Gold will issue 5,882,352 Common Shares in full satisfaction of the Debentures.

This news release does not constitute a notice of redemption of the Debentures. The redemption of the Debentures is made under New Gold's notice of redemption dated October 11, 2012 and delivered by the trustee under the debenture indenture to the registered holders of the Debentures. Debenture holders are encouraged to contact their respective professional advisors and refer to New Gold’s debenture indenture, available through Computershare Trust Company of Canada, for additional information on redeeming or converting the Debentures.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. New Gold’s New Afton project met its targeted June 2012 production start and began commercial production ahead of schedule in July 2012. Together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to the redemption of the Debentures and New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com